RECEIVED

2006 NOV 28 P 3:49

FFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

08018862

File No. 82-188
November 16, 2006

Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

Notification with Respect to Commencement of the Tender Offer and Business Alliance regarding Mercian Corporation's Alcoholic Beverages Business

Business Alliance in Alcoholic Beverages Business of Kirin Brewery Co., Ltd. And Mercian Corporation

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Very truly yours,

Kirin Brewery Company, Limited

By

Name: Makoto Ando
Title: IR Manager,
Corporate Communications & IR Group

11/29

THE TENDER OFFER DESCRIBED IN THIS PRESS RELEASE IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA. NO PERSON MAY APPLY FOR THIS TENDER OFFER FROM THE UNITED STATES OF AMERICA.

November 16, 2006

For Immediate Release

Company Name: Kirin Brewery Co., Ltd.
Name of Representative: President and Representative Director, Kazuyasu Kato
(Stock Code: 2503)

Notification with Respect to Commencement of the Tender Offer and Business Alliance regarding Mercian Corporation's Alcoholic Beverages Business

At the meeting of the Board of Directors held on November 16, 2006, the Board resolved to acquire the shares of Mercian Corporation (Stock Code: 2536, the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Stock Exchange) ("Mercian") through a tender offer (the "Tender Offer"), and to enter into an agreement for the formation of a business alliance in the alcoholic beverages business. In connection with such resolutions, we would like to provide notice of the following.

Commencement of Tender Offer

1. Purpose of Tender Offer

In May 2006, the Company announced the Company's Group Vision 2015 ("KV 2015"), its long-term operating framework for the Group for the next 10 years. To achieve this, the framework establishes a plan for achieving rapid growth for the Group by strengthening its core domestic alcohol business. The Group has solidified its competitive position in the areas of beer, low malt beer (happoshu), new genre drinks and ready-to-drink (RTD) beverages. In order to comprehensively strengthen our alcoholic beverages business, we believe that from this point it is urgent that we expand in the wine and shochu businesses.

On the other hand, Mercian has developed its mid-term operating plan (2006 ~2008) based on its mid- and long-term management strategy, and is aiming for the improvement of its corporate value with goals of "structural reform of the alcoholic beverages business" and "shift to growth." In this operating plan, Mercian has identified wine and processing liquors, which are already Mercian's strong areas, as top priorities for further expansion and is trying to shift its shochu and low alcoholic business ("RTD businesses") to businesses with a greater emphasis on "quality".

From the spring of 2006, the two companies have been in discussions regarding the possibility of a business alliance, and are convinced that they have many common

(b) The Company's objectives

Enhance our market position and strengthen our portfolio in the market for shochu and RTD businesses

(c) Mercian's objectives

Strengthen our revenue base and improve our market position through the consolidation and specialization of our wine and processing liquors businesses

(2) Schedule for the business alliance

Beginning today, each company will promptly establish a project team to conduct discussions with respect to specific measures to be implemented as each of such measures becomes feasible. The contents of such discussions will be announced as they become certain. In the event that the tender offer does not succeed, the business alliance agreement will be void.

3. Outline of the Tender Offer

(1) Description of the Target

Trade name: Mercian Corporation
Main business: (1) Manufacture and sales of alcoholic beverages, chemicals, pharmaceuticals and non-alcoholic beverages
(2) the import of alcoholic beverages

Date of incorporation: December 4, 1934
Address of head office: 1-5-8, Kyobashi, Chuo-ku, Tokyo 104-8305, Japan
Representative: President and Representative Director, Yuji Okabe
Amount of share capital: ¥20,972 million (as of June 30, 2006)
Outstanding shares: 133,689,303 shares (as of June 30, 2006)

(2) Description of shares to be purchased: common shares

(3) Tender offer period: Friday, November 17, 2006 to Monday, December 18, 2006 (32 days)

(4) Purchase price per share: ¥370 per share

(5) Basis for calculation of purchase price

The purchase price proposed by the Company (¥370 per share) was determined by comprehensively taking into consideration various factors, including future expected revenues, the market prices and the marketability of the stock (traded volume, market making ratio, etc.) of Mercian, in addition to financial and asset conditions. The purchase price of ¥370 per share represents an approximately 28.0% premium to ¥289, the average share closing price of Mercian on the First Section of the Tokyo Stock Exchange during the past three months up to and including November 15, 2006, and

an approximately 39.6% premium to ¥265, the share closing price on November 15, 2006.

(6) Total number of shares planned to be purchased: 67,000,000 shares

(Note 1) If the total number of tendered shares is less than the number of shares planned to be purchased (67,000,000 shares), none of the tendered shares will be purchased by the Company.

(Note 2) If the total number of tendered shares is more than the number of shares planned to be purchased (67,000,000 shares), such excess of the tendered shares will not be purchased by the Company.

(Note 3) There is no plan to acquire treasury stock owned by Mercian Corporation through the Tender Offer.

(7) Changes in the number of shares owned by the Company due to the Tender Offer:

Number of shares owned prior to the Tender Offer: 0 shares (shareholding percentage of 0.00%)

Number of shares owned subsequent to the Tender Offer: 67,000,000 shares (shareholding percentage of 50.89%)

(Note) The number of shares owned subsequent to the Tender Offer represents to the number of shares to be owned by the Company assuming the Company purchases the total number of 67,000,000 shares planned to be purchased.

(Note) The percentage of shares owned subsequent to the Tender Offer is calculated based on the aggregate number of voting rights (131,645) of Mercian as of June 30, 2006,

(8) Date of public notification: Friday, November 17, 2006.

(9) Funds required for the Tender Offer: ¥24,790 million yen (expected)

(10) Commencement of account settlement: Tuesday, December 26, 2006

4. Agreement with Mercian or its officers in respect of the Tender Offer

The Board of Directors of Mercian resolved to support the Tender Offer at a meeting held on November 16, 2006.

5. Prospects after the Tender Offer

As a result of the Tender Offer, Mercian will become a consolidated subsidiary of the Company. However, it is planned that the listing of Mercian's stock on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Stock Exchange will be maintained.

The Company will disclose its outlook including the effects of the Tender Offer as soon as we evaluate our outlook subsequent to the business alliance.

* * *

This press release has been prepared only for the purpose of informing the public of the Tender Offer and other issues. This has not been prepared for soliciting sales or purchases. When conducting any sales, shareholders should make appropriate judgments after reviewing the tender offer explanatory statement for the Tender Offer prepared by the Company.

Neither this press release (nor any part hereof) constitutes any document to subscribe for, solicit the sales of, or solicit applications for, the purchase of, securities. Neither this press release (nor any part hereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer; rely on this press release at the time of concluding any agreement.

The Tender Offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and Internet communications) of, or of any facility of a national securities exchange of, the United States of America. No person may apply for this Tender Offer by the use of such means or instrumentality or of such facility, or from the United States of America. Accordingly, copies of this release and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration are being solicited in the United States and, if sent in response by a resident of the United States of America or from within the United States of America, such securities or other consideration will not be accepted. No indications of interest in the Tender Offer are sought by this release.

Certain countries, regions and other jurisdictions may impose certain restrictions on the release, issue or distribution of press releases of this nature under their laws and regulations. In such cases, you are required to comply with such laws and regulations in such countries, regions and other jurisdictions in light of such restrictions. In jurisdictions where the implementation of the Tender Offer is illegal, even if you receive this press release, such receipt shall not constitute any solicitation for the application for the purchase or sale of share certificates in relation to this Tender Offer, and this press release shall be deemed as the distribution of information for reference only.

THE TENDER OFFER DESCRIBED IN THIS PRESS RELEASE IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA. NO PERSON MAY APPLY FOR THIS TENDER OFFER FROM THE UNITED STATES OF AMERICA.

November 16, 2006

Kirin Brewery Co., Ltd.
Mercian Corporation

Business Alliance in Alcoholic Beverages Business of
Kirin Brewery Co., Ltd. and Mercian Corporation

~ Through Kirin Brewery's acquisition of Mercian's common stock, both companies will aim to form a new and the strongest comprehensive alcoholic beverages group in Japan. ~

Kirin Brewery Co., Ltd. (President: Kazuyasu Kato) ("Kirin Brewery") and Mercian Corporation (President: Yuji Okabe) ("Mercian") have decided to enter into an agreement for the formation of a strategic business alliance in the alcoholic beverages business that will fully utilize each company's strengths. Through this business alliance, the Group will strive to realize KV 2015, its long-term operating framework for the Group with a goal of significant growth, and Mercian will strive to focus on and specialize in the target areas identified under its med-term operating plan. In addition, in order to strengthen the business alliance and to aim to become the strongest comprehensive alcoholic beverages group in Japan , Kirin Brewery will acquire the majority of Mercian's issued and outstanding common stock pursuant to a tender offer (the "Tender Offer").

The number of shares planned to be purchased is 67,000,000 shares (50.12% of the outstanding shares) and the tender offer period is from November 17, 2006 to December 18, 2006. The purchase price per share is ¥370 and the expected funds required for the Tender Offer will be ¥24.79 billion. The Tender Offer has been approved by the Board of Directors of Mercian.

Although RTD[*1] and shochu are increasing their market shares, the domestic alcoholic beverages market as a whole tends to be shrinking, and consumers' needs are becoming more diversified. In this situation, Kirin Brewery is striving to strengthen the foundation of its comprehensive alcoholic beverages business. On the other hand, Mercian, in its mid-term operating plan 2006, focuses on the growth of wine and processing liquors[*2], which are Mercian's strong areas, and is trying to shift its shochu and low alcoholic business ("RTD business") to businesses with a greater emphasis on "quality" rather than "quantity".

*1 Abbreviation of "Ready To Drink." In western countries, RTD means low alcoholic beverages that people drink directly from the bottle without pouring it into a glass. In Japan, RTD generally means chuhai or cocktails that people casually enjoy drinking.

*2 Alcoholic products for cooking or food processing in a large container. Mainly used for business purposes. It is produced from refined sake, compound sake, sweet cooking rice wine, and liqueur, etc.

The two companies have agreed to form a business alliance, since we have many common attitudes towards customers, quality and values in respect of the companies' alcoholic beverages businesses, and by fully utilizing each company's strengths, we are convinced that it is possible for both companies to increase the growth and profitability of their businesses.

As part of a business alliance utilizing each company's strengths, Kirin Brewery will consolidate and integrate its wine business into Mercian's wine business, and Mercian will aim to become the top wine manufacturer, supplier and distributor. In addition, Mercian will consolidate and integrate its shochu and RTD businesses into Kirin Brewery's businesses, and Kirin Brewery will strengthen its overwhelming number one position in the RTD market and will implement a structure for attacking the shochu market. By utilizing the merchandising platform of Kirin Communication Stage Co., Ltd., we aim to further increase sales of Mercian's products in both the home and business markets.

In addition, through the efficient use of the infrastructure of each company, including manufacturing and distribution bases, and the proactive mutual exchange and utilization of personnel, we aim to improve the efficiency and profitability of our management resources.

As a result of the Group's implementation of a pure holding company system in July 2007, Mercian, under Kirin Holdings, Co., Ltd., will support the Kirin Group's drastic growth in the future, by engaging in its business activities with expanded group synergies, independence, autonomy and mobility in cooperation with Kirin Brewery.

As a corporate group that always nurtures a variety of connections with our customers and promotes the pleasure of "food and health," we will continue various activities to respond to our customers' expectations.

Outline of the Business Alliance and Tender Offer

1. Outline of Mercian Corporation

(1) Name: Mercian Corporation

(2) Address of head office: 1-5-8, Kyobashi, Chuo-ku, Tokyo, Japan

(3) Representative: Yuji Okabe, President and CEO

(4) Amount of sales: ¥99,027,000,000 (for the fiscal year ended December 31, 2005, consolidated)

(5) Current term net income: ¥1,409,000,000 (for the fiscal year ended December 31, 2005, consolidated)

(6) Amount of share capital: ¥20,972,000,000 (as of December 31, 2005)

(7) Major shareholders (as of June 30, 2006):
Ajinomoto Co., Inc. 12.82%
The Master Trust Bank of Japan Ltd. (Trust Account) 7.07%
The Dai-ichi Mutual Life Insurance Company 4.79%
Meiji Yasuda Life Insurance Company 4.14%

(8) Date of incorporation: December 4, 1934

(9) Number of employees: 870 (as of December 31, 2005)

(10) Main business: Alcoholic beverages business, chemical business, manufacturing and sales of medical goods and feeding stuff and sales of imported alcoholic beverages

(11) Main products: "Chateau Mercian", "Honkaku Shochu Hakusui", "Honshibori Chuhai"

2. Outline of the Tender Offer

(1) Tender offer period: November 17, 2006 to December 18, 2006 (32 days)

(2) Purchase price: ¥370 per share (expected aggregate amount: ¥24.79 billion

(3) Total number of shares planned to be purchased:
67,000,000 shares (50.12% of the outstanding shares)

(4) Future organizational structure:
Mercian will maintain its listing. Subsequent to the tender offer, Mercian will become a consolidated business of Kirin Brewery. Subsequent to the Group's implementation of a pure holding company system in July 2007, Mercian will become a consolidated subsidiary of Kirin Holdings, Co., Ltd.

3. Contents of the business alliance

- to consolidate and integrate Kirin Brewery's wine business into Mercian's wine business
- to consolidate and integrate Mercian's shochu and RTD businesses into Kirin Brewery's businesses
- to efficiently utilize each company's manufacturing and distribution bases and merchandising functions
- to conduct proactive mutual exchanges of personnel and efficient utilization of personnel

4. About the Kirin Group

(1) Amount of sales:	¥1,632,249,000,000 (for the fiscal year ended December 31, 2005, consolidated)
(2) Current term net income:	¥51,263,000,000 (for the fiscal year ended December 31, 2005, consolidated)
(3) Amount of share capital:	¥102,045,000,000 (as of June 30, 2006)
(4) Number of employees:	5,192 (group total: 22,089) (as of December 31, 2005)
(5) Main business:	Alcoholic beverages business (wine, western liquor, Japanese sake, sweet cooking rice wine, compound sake, refined sake), alcoholic beverages for processing, manufacturing and sales of alcoholic beverages, soft drinks, medical goods, health/functional foods

* * *

This press release has been prepared only for the purpose of informing the public of the Tender Offer and other issues. This has not been prepared for soliciting sales or purchases. When conducting any sales, shareholders should make appropriate judgments after reviewing the tender offer explanatory statement for the Tender Offer prepared by the Company.

Neither this press release (nor any part hereof) constitutes any document to subscribe for, solicit the sales of, or solicit applications for, the purchase of, securities. Neither this press release (nor any part hereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, rely on this press release at the time of concluding any agreement.

The Tender Offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and Internet communications) of, or of any facility of a national securities exchange of, the United States of America. No person may apply for this Tender Offer by the use of such means or instrumentality or of such facility, or from the United States of America. Accordingly, copies of this release and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration are being solicited in the United States and, if sent in response by a resident of the United States of America or from within the United States of America, such securities or other consideration will not be accepted. No indications of interest in the Tender Offer are sought by this release.

Certain countries, regions and other jurisdictions may impose certain restrictions on the release, issue or distribution of press releases of this nature under their laws and regulations. In such cases, you are required to comply with such laws and regulations in such countries, regions and other jurisdictions in light of such restrictions. In jurisdictions where the implementation of the Tender Offer is illegal, even if you receive this press release, such receipt shall not constitute any solicitation for the application for the purchase or sale of share certificates in relation to this Tender Offer, and this press release shall be deemed as the distribution of information for reference only.